CrowdCheck Law LLP
700 12 Street, Suite 700
Washington DC 20005

Mara Ransom

Office of Trade & Services

Division of Corporation Finance

Securities and Exchange Commission

Washington, DC 20549

April 14, 2021

Re:	Crush Capital Inc.
Amendment No. 2 to Offering Statement on Form 1-A
Filed March 17, 2021
File No. 024-11293

Dear Ms. Ransom:

We acknowledge receipt of comments in your letter of April 2, 2021 regarding the Offering Statement of Crush Capital Inc. (the “Company” or “Crush Capital”), which we have set out below together with our responses.

Form 1-A Amendment No. 2 filed March 17, 2021

Risk Factors, page 3

1.	We note your response to comment 5 and your acknowledgment of the possibility that subscriptions for the entire amount of an issuer's offering might be received before Going Public airs. Please revise to state this risk so that it is clear to investors that your platform's ability to "enable retail investors to subscribe for the securities of the issuer featured on Going Public and be included in the underwriter's allocation directly" is limited, given the fact that the show will air after qualification of the offering and the underwriter in a firm commitment offering will likely be confirming indications of interest shortly thereafter, leaving little to no time for retail investors to watch the show and make an investment.

The Company will add a risk factor in response to the Staff’s comment under “Risk Factors – We may be limited in our ability to enable retail investors to subscribe for the securities of issuers in a firm commitment offering and be included in the underwriter's allocation.”

General

2.	We note your response stating that the Company has reallocated the responsibilities of certain participants in the show and that the responsibility for selecting participants in the show and for soliciting investors via the Company’s Platform will now be assumed by Dalmore Group, LLC, a registered broker-dealer. We also note that your response states that Dalmore will be responsible for selecting issuers, identifying and soliciting investors, and reviewing the show before airing. In addition, we note the disclosure that states that Dalmore will follow preset parameters that it has established with the Company’s input as to entertainment value.

•	Please specify all of Dalmore’s responsibilities as described in the Letter of Intent, including its criteria for selection of issuers, and what compensation Dalmore will receive for its services. Please discuss how Dalmore intends to comply with its obligations as a broker-dealer, including FINRA Rule 2210.

The Company has been advised by Dalmore Group, LLC (“Dalmore”) that its responsibilities as contemplated by a revised Letter of Intent to be filed with the Company’s Offering Statement, are as follows:

1.	Review the viability of each issuer that wishes to participate in the Show and ultimately provide a decision as to whether to proceed with the issuer, with Dalmore as the broker-dealer (“BD”) of record;

Every issuer that wishes to participate with Going Public will be directed to Dalmore. Dalmore will do a pre-review of each issuer to ensure they seem viable and are a company that has all the resources and tools to be able to file a Form 1-A and get an SEC qualification and meet the pre-set parameters that the Company has previously submitted to Dalmore regarding entertainment appeal. If Dalmore feels the company initially meets those criteria, they will then enter into a BD Agreement directly with the issuer where Dalmore’s fees and roles and responsibilities will be disclosed. The decision as to whether accept or reject the issuer ultimately lies with Dalmore and not the Company in every instance. Dalmore will assess suitability in accordance with FINRA requirements and its own Written Supervisory Procedures (WSPs). The agreement to be used is the standard one that Dalmore Group, LLC has used in its previous 60+ offerings as the BD of record. The fee structure is between 1% to 2% on funds raised, a $5,000 fee for due diligence and a $20,000 consulting fee after FINRA issues a No Objection Letter. The issuer is also responsible for paying the FINRA filing fee based on the raise amount in the 1-A.

2.	Dalmore will be responsible for all FINRA 5110 filings and updates;

Dalmore will file Form 5110 and all updates with FINRA with respect to the offerings to be made.

3.	Dalmore will review each episode of Going Public for compliance with applicable rules prior to it airing and/or streaming to the public.

If any changes are required, the issuer, in conjunction with the Show, will need to either edit or rerecord the affected portion(s) as required by Dalmore; and Dalmore compliance will review each episode to make sure it is within the guidelines of FINRA rule 2210 and the internal WSPs of Dalmore. Dalmore will similarly review other communications with the public for FINRA rule 2210 compliance.

4.	Not provide any investment advice nor any investment recommendations to any investor;

Dalmore never provides any recommendations or advice as it relates to the investment.

5.	Review investor information, including KYC (Know Your Customer) data, perform AML (Anti-Money Laundering) and other compliance background checks, and provide a recommendation to each issuer (Client) whether or not to accept such investor as a customer of the Client;

All customer information will be obtained through the investment process. This investment process technology is provided by FundAmerica/PrimeTrust which collects all the information and does the KYC/AML. All investor information is available to Dalmore via a Dashboard that is provided to Dalmore by FundAmerica. PrimeTrust, which is division of FundAmerica, maintains the escrow account and is a registered trust company subject to BSA regulations. Dalmore reviews all the customer information but PrimeTrust will not release any funds until all the KYC/AML has been satisfied and all documents that are necessary are provided such as a signed subscription agreement.

6.	Review each investor’s subscription agreement to confirm such investor’s participation in the offering, and provide a determination to Client whether or not to accept the use of the subscription agreement for the investor’s participation;

See #5 above. This is part of an automated process provided by FundAmerica technology. Dalmore has access to all this information via Dashboard.

7.	Contact and/or notify the issuer, if needed, to gather additional information or clarification on an investor;

This is something that is usually handled by the issuer and many of these items are sent via an automated email from FundAmerica for items that may be required such as a passport, corporate documents, trust documents, etc.

8.	Keep investor details and data confidential and not disclose to any third-party except as required by regulators or in connection with its performance under its agreement with the issuer (e.g. as needed for AML and background checks);

Only authorized personnel at Dalmore Group, LLC have access to the Dashboard where this information is stored. Being a regulated entity, Dalmore Group, LLC is very aware of its privacy obligations.

9.	Coordinate with third party providers, such as FundAmerica (Prime Trust), to ensure adequate review of each investor.

See above responses.

•	Please specify all of the Company’s responsibilities, including how the Company will be involved in the selection process with Dalmore. In your response please provide a detailed description as to the level of input the Company intends to have with respect to the preset parameters and whether employees of the Company will participate in the review of each file as part of the show team, or otherwise. Please also discuss (i) to what extent such preset parameters may change and under what circumstances, and (ii) whether any person or entity has discretion to override decisions made based on such preset parameters.

The Company has advised us that the following represent its preset parameters for potential issuers to be included in the show:

•	Diverse background;
•	Entertaining on screen;
•	Retail products that the public can readily understand;
•	Positive social impact of the issuer / its products or services; and
•	Any reputational concerns based on a review of the issuer’s and its management’s public profiles.

For each applicant, the Company will provide Dalmore with its input regarding the applicant’s measure vis a vis the above parameters which Dalmore may take into consideration in its selection. The Company currently does not anticipate any circumstances that would result in a change of these parameters but any such change would be made in consultation with Dalmore. As noted above, Dalmore will make the ultimate decision as to whether or not it will act as broker dealer in connection with the issuer’s proposed offering and no person at the Company will have any discretion to override Dalmore’s decision. As discussed in the Offering Circular, in order for any issuer to also be selected for the show, it must pass a second level of review by INE Entertainment and, in the case of a firm commitment offering, a third level of review by the underwriter that would lead such offering.

3.	It appears that the show could be viewed as soliciting investments in issuers. Further, we note that the Company's platform intends to engage in activities related to program email marketing around various user events in connection with the platform and offering subscription process, including account creation, password recovery, investment commitment confirmations, funding instructions, offering notices, and general reminders to complete the subscription process. Please provide a detailed analysis of why the Company and the Company's Platform are not required to register as a broker-dealer.

We would first like to note that what is referred to as the Company’s subscription platform is, in effect, shorthand for the aggregated suite of software tools and interfaces, provided by third parties, that the Company offers to issuers that engage the Company to interact with potential and actual investors. The platform is not a separate legal entity that would be capable of taking any regulatory action; it is merely a service of the Company. We are amending the disclosure in a number of places to clarify what the platform comprises.

While the Company will host a “Going Public” website where all the “Going Public” companies are featured, we would like to emphasize that the platform is not the same as the website, and does not operate in the same way as the type of website where the offerings of many companies are showcased.

We would further emphasize that this suite of functions are just tools and are offered for use by each issuer, as opposed to constituting outreach by the Company. The communications tools offered by service providers through the platform are utilized by each issuer, which contracts with the service providers to use those tools. Thus, for example, in using the account creation function, a potential investor will be, in effect, communicating with the specific issuer in which he or she wishes to invest. Once the investor starts the investment process from the “Going Public” website, all communications via the software services that comprise the platform will appear to come from the specific issuer. Thus, for example, the account creation process will be presented as a process being undertaken with that issuer, investment commitment confirmations will be sent out under the issuer’s name, reminders to complete the process will be sent out as communications from the issuer, emails for events will be sent under the issuer and even password recovery assistance will be presented as issuer communications. Thus, we would submit that the “platform” is no different than any other software as a service provided to companies in order for them to interact with the public. Shopify, for example, is not selling products; it is providing software in order for sellers to interact with shoppers.

Similar considerations apply with respect to the show itself (and to an even greater extent, to the “Going Public” website). The show is offered as a canvas whereby issuers can solicit investors. The intention of the Company is to educate and entertain the investing public. The “solicitation” function provided by the show, we would argue, is not legally or functionally different from the pages of the Wall Street Journal, where companies regularly solicit investments.

We note the Commission’s concern with the role that soliciting investments plays in the analysis of broker-dealer status. We are aware that advocates such as the American Bar Association’s Private Broker Task Force have long urged the Commission and the Staff to provide clearer guidance as to what it means to be “engaged in the business” of effecting securities for others and thus triggering the broker-dealer definition. The recent Proposed Exemptive Order[1] regarding the activities of finders (the “Finders Release”) provided useful context as the Commission’s thinking. We do not believe the show’s functions implicate any of the non-exhaustive factors outlined as potential indicators of broker-dealer status,[2] but wish to address the issue of “solicitation,” which the Staff has particularly flagged. There has been little substantive discussion in the courts or legal treatises of the role that solicitation plays in determining whether a person is “engaged in the business,” especially in the absence of the other indicia. The sole authority cited in the Finders Release for the proposition that actively soliciting or recruiting investors is SEC v. Hansen.[3] We believe its findings can be clearly distinguished from the show activities. The Court in Hansen noted that Mr. Hansen “regularly participated at key points in the chain of distribution of the . . . securities”; indicating the type of

[1] See SEC Release No. 34-90112; File No. S7-13-20 (October 28, 2020).

[2] These include (1) actively soliciting or recruiting investors; (2) participating in negotiations between the issuer and the investor; (3) advising investors as to the merits of an investment or opining on its merits; (4) handling customer funds and securities; (5) having a history of selling securities of other issuers; and (6) receiving commissions, transaction-based compensation or payment other than a salary for selling the investments. Id.

[3] SEC v. Hansen, 1984 U.S. Dist. LEXIS 17835, at *26 (S.D.N.Y. April 6, 1984).

more extensive involvement in securities transactions that have traditionally been part of the broker-dealer analysis. In addition, the nature of Mr. Hansen’s solicitation activities were qualitatively and quantitatively different from the activities that will be part of the show. Mr. Hansen was promoting the purchase of a single class of securities. He received transaction-based compensation. He used “offering sheets and other written and oral representations.” He placed advertisements in newspapers, sponsored seminars and social events, and used gifts, bumper stickers and other promotional items to induce investors to buy the securities he was promoting. He appeared at The Money Show. He hired several individuals to prepare and distribute materials and effectively function as a “boiler room.” These extensive, active and aggressive solicitations over many different channels, with respect to a single class of securities and including investment advice and representations as to probable returns on investment, are very different from the functions of the show. The show is a single channel featuring a number of potential investments, will not encompass any “hard sell” and will not include investment advice.

We do not believe that this position is changed in any way by the other two brief references to the issue of solicitation cited in the Finders Release.[1] In both cases, solicitation is cited as just one of the factors that go into the analysis of broker-dealer status.

We therefore believe that the Company’s activities, including the operation of the platform, the show and the “Going Public” website, do not constitute activities requiring it to register as a broker-dealer. Notwithstanding the above, the Company has addressed the risk that it might be required to register as a broker-dealer and, in its view, appropriately disclosed the nature of the risk and potential impact on its business. See “Risk Factors – We are considering becoming or acquiring a broker-dealer and, if we are successful if doing so, will operate in a highly regulated industry.”

4.	We note your response stating that to the extent Dalmore could be viewed as suggesting the purchase, holding or sale of any security or securities, it would fall under the broker-dealer exclusion under the Investment Advisers Act of 1940. Please provide a detailed legal analysis of why the Company believes Dalmore would be able to rely on such exclusion.

Section 202(a)(11)(C) of the Advisers Act provides an exclusion from the definition of “investment adviser” applicable to “any broker or dealer whose performance of such services is solely incidental to the conduct of his business as a broker or dealer and who receives no special compensation therefor.”  The Staff issued effective July 12, 2019 an interpretation of this exclusion from the definition of “investment adviser” (hereinafter referred to as the “Staff Interpretation”).  In the Staff Interpretation, the Staff referred to its statement in Regulation Best Interest proposal (Release No. 83062, April 18, 2018) stating “The broker-dealer exclusion is conjunctive – that is, the broker-dealer must both provide investment advice that is solely incidental to the conduct of his business as a broker-dealer and the broker-dealer must receive no special compensation.  In the event that a broker-dealer’s investment advice fits within the guidance of this Release with respect to the solely incidental prong, that broker-dealer must also receive no special compensation for the advisory service to be consistent with the broker-dealer exclusion.” In order to illustrate and clarify the Staff’s position with respect the solely incidental prong, the Staff offered illustrations regarding broker-dealers (i) exercising investment discretion over customer accounts and (ii) account monitoring.  Dalmore will neither have or exercise investment discretion, nor engage in account monitoring.

[1] Definition of Terms in and Specific Exemptions for Banks, Savings Associations, and Savings Banks Under Section 3(a)(4) and 3(a)(5) of the Securities Exchange Act of 1934, Exchange Act Rel. No. 44291, 66 FR 27760, 27772-73 at n.124 (May 18, 2001) (“Solicitation is one of the most relevant factors in determining whether a person is effecting transactions.”), cited in Registration Process for Security- Based Swap Dealers and Major Security-Based Swap Participants, Exchange Act Rel. No. 75611 (Aug. 5, 2015), 80 FR 48964, 48976 (Aug. 14, 2015) (“The Commission has previously interpreted the term ‘effecting transactions’ in the context of securities transactions to include a number of activities, ranging from identifying potential purchasers to settlement and confirmation of a transaction.”).

As noted in the Staff comment 2 above and our response included herewith, it appears evident that Dalmore is bona fide engaged in the activities described as and within its capacity as a registered broker-dealer, member of FINRA, acting in a customary role as investment banker representing potential issuers of securities.  Also, see our March 16, 2021 response to Staff comment 4 in respect of the services to be provided by Dalmore.  And, Dalmore has no investment discretion or advisory relationship of any kind with the potential viewers of Going Public; meaning any of its services that could be viewed as investment advisory would be solely incidental to its conduct and role in furtherance of its business as a broker-dealer.  In the Staff Interpretation, the Staff advised that  “In adopting a rule regarding fee-based brokerage accounts in 2005, for example, the Commission stated that investment advisory services are ‘solely incidental’ … when the services are offered in connection with and are reasonably related to the brokerage services provided to an account… The importance or frequency of the investment advice was not a determinant of whether the solely incidental prong was satisfied; the Commission rejected the view that minor, insignificant, or infrequent advice qualified for the broker-dealer exclusion, noting that the advice broker-dealers gave as part of their brokerage services in 1940 was often substantial and important to customers.”  In sum, the services that will be provided by Dalmore as described herein and in prior correspondence are clearly within the scope of their regular business as a broker-dealer, and the fact that some portion of the information published in the Portal in Going Public may be viewed as analysis or reports concerning securities or otherwise investment advice, such information is merely incidental to Dalmore’s role and services as a broker-dealer representing the issuers of securities.  And, the frequency and/or importance of the information to ultimate purchasers of Regulation A securities through the Company’s subscription platform has no bearing on the determination of the Section 202(a)(11)(C) exception from the definition of “investment adviser.”

Moreover, Dalmore will not receive “special compensation” for what might be viewed as incidental advisory services.  Dalmore is expected to receive for its services to the issuers of securities, and payable by such issuers, which are its customers, a standard underwriter or placement agent commission rate based on the aggregate offering amount of the securities to be sold by the issuer.  Because Dalmore is a registered broker-dealer, member of FINRA, and its services to issuers in respect of Regulation A offerings are deemed to be participating in a public offering within the scope of FINRA Rule 5110, Dalmore is required by such FINRA Rule 5110 to file in FINRA’s Public Offering System for (i) a review by FINRA’s Corporate Finance Department as to the reasonableness and fairness of the terms of underwriting compensation, and (ii) issuance of a No Objections Letter as to those terms of underwriting compensation.   Dalmore will not receive any other compensation from issuers or from potential or actual investors that could be viewed as compensation for advisory services, let alone “special compensation.”  In other words, Dalmore will receive customary broker-dealer underwriting commissions for its bona fide broker-dealer services to the issuers, but will not receive “special compensation” and, indeed, no compensation, for what might be viewed as advisory services incidental to its bona fide broker-dealer activities.

5.

We note your disclosure that notes featured issuers will issue the Company restricted equity as partial payment for the Company’s services. Please discuss under what circumstances featured issuers will issue the Company restricted equity as partial payment. In your response, please discuss whether the form of compensation to the Company could factor into the determination of which issuers to feature on the show. In addition, please discuss whether an issuer may pay additional compensation to the Company in order to act as a sponsor, to obtain access to a broader range of services or to obtain greater coverage, and if so, please explain how that arrangement is structured.

As the Company stated under “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Plan of Operation:” “Companies selected for Season 1 will pay a cash fee to Crush Capital of $250,000 each plus equity-based consideration of the same fixed dollar amount for each issuer and consisting of restricted equity of the type proposed to be offered by the issuer, or the same fixed dollar amount of other securities or cash in the event that an issuer’s offering is not successful. The cash portion of the fee will be an upfront payment to the company in advance of any production or filming. Similarly, the payment of a fixed dollar amount of equity-based compensation will be contractually committed upfront in advance of any production or filming. The compensation paid to us by featured issuers, whether in cash or in equity, will not be refundable if an offering is unsuccessful.”

As noted, the company would expect that all issuers selected by Dalmore (and the relevant underwriter in a firm commitment offering) will contractually commit to paying the same fixed dollar amount in equity compensation. The only exception would be in circumstances where the offering is unsuccessful and the subject securities are not issued, in which case compensation may consist of other securities of the issuer or cash, in each case at the same fixed dollar value. The type of security to be issued as compensation to the Company will not be a determining factor in the criteria to be used by Dalmore (or any relevant underwriter) in selecting issuers to feature on the show. The Company does not anticipate offering any other services or benefits to proposed issuers for additional compensation, other than the Company’s potentially becoming or acquiring a broker-dealer, in which case it would step in to Dalmore’s position as described in the Offering Statement and would likely adjust its type and form of compensation accordingly.

If you have additional comments or questions, please feel free to contact me at heidi@crowdchecklaw.com.

Sincerely,

/s/ Heidi Mortensen

Heidi Mortensen
Counsel
CrowdCheck Law LLP

cc:	Charlie Guidry, Securities and Exchange Commission
Darren Marble, Crush Capital Inc. Sara Hanks, CrowdCheck Law LLP Richard Ellenbogen, Potomac Law Group